EXHIBIT 99.1

Clementia to Present at the Cowen and Company 38th Annual Health Care Conference

MONTREAL, March 06, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced that Clarissa Desjardins, Ph.D., chief executive officer and founder of Clementia, will present at the Cowen and Company 38th Annual Health Care Conference at 11:20 a.m. ET on Tuesday, March 13, 2018 in Boston.

A webcast of the presentation will be available in the Investor Relations section of the company's website at www.clementiapharma.com. The replay of the webcast will be available for 30 days following the call.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP), with additional clinical studies planned in multiple osteochondromas (MO, also known as hereditary multiple exostoses) and other diseases. For more information, please visit www.clementiapharma.com.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Investor Relations
+1-910-777-3049